[redacted]

08027020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8- 38994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01-01-07** (MM/DD/YY) AND ENDING **12-31-07** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peacock, Hislop, Staley & Given, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 N. 44th St., Ste. 100
(No. and Street)

Phoenix	**AZ**	**85018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Miller **602.952.6800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section FEB 27 2008 Washington, DC 101

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

3101 N. Central Ave. , Suite 300	**Phoenix**	**AZ**	**85012**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David W. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peacock, Hislop, Staley & Given, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director, CFO

Title

Notary Public

OFFICIAL SEAL
JOLENE A. SONNIER
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Feb. 28, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEACOCK, HISLOP, STALEY & GIVEN, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2007

PEACOCK, HISLOP, STALEY & GIVEN, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2007

CONTENTS

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of

PEACOCK, HISLOP, STALEY & GIVEN, INC.

We have audited the accompanying statement of financial condition of ***Peacock, Hislop, Staley & Given, Inc.*** at December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Peacock, Hislop, Staley & Given, Inc.*** at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 10 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phoenix, Arizona
February 22, 2008

Mayer Hoffman McCann P.C.

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	313,288
Receivables:		
Receivables from clearing broker		175,614
Other receivables		20,629
Securities owned:		
Marketable, at market value		2,845,438
Investment Account at market value		26,995
Prepaid expenses and deposits		48,732
Property and equipment, net		124,852
TOTAL ASSETS	$	3,555,548

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	190,611
Payable to clearing broker		374,731
Securities sold, but not yet purchased		275,545
Accrued expenses		477,588
Deferred rent		66,811
Capital lease obligation		11,499
TOTAL LIABILITIES		1,396,785
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, no par, stated value of $1 per share, authorized 1,000,000 shares, issued and outstanding 100,000 shares		100,000
Additional paid-in capital		1,214,480
Retained earnings		844,283
TOTAL STOCKHOLDER'S EQUITY		2,158,763
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,555,548

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF INCOME

Year Ended December 31, 2007

REVENUES	
Commissions	$ 3,884,975
Trading profits	3,989,717
Consulting and advisory fees	2,537,243
Underwriting profits	472,933
Dividends and interest	182,791
Other revenues	47,038
TOTAL REVENUES	11,114,697
EXPENSES	
Employee compensation and benefits	5,730,711
Commissions	2,700,473
Occupancy	406,598
Legal and accounting	149,638
Clearing fees	111,110
Communications	96,051
Travel and entertainment	128,100
Interest	54,493
Regulatory fees	71,542
Other expenses	549,388
TOTAL EXPENSES	9,998,104
NET INCOME	$ 1,116,593

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2007

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2006	100,000	$ 100,000	$ 1,214,480	$ 647,690	$ 1,962,170
Net income	-	-	-	1,116,593	1,116,593
Dividends to stockholder	-	-	-	(920,000)	(920,000)
Balance at December 31, 2007	100,000	$ 100,000	$ 1,214,480	$ 844,283	$ 2,158,763

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,116,593
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	47,584
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Receivables from clearing broker	183,171
Commissions and fees from customers	265,074
Other receivables	(3,237)
Securities owned, marketable	(928,728)
Securities owned, investment account	2,505
Prepaid expenses and deposits	(25,379)
Note receivable	3,535
Increase (decrease) in:	
Accounts payable	87,208
Payable to clearing broker	222,119
Securities sold, but not yet purchased	113,052
Accrued expenses	(165,146)
Deferred rent	(15,400)
Net cash provided by operating activities	902,951
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(4,101)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholder	(920,000)
Payments on capital lease obligation	(17,113)
Net cash used in financing activities	(937,113)
NET CHANGE IN CASH	(38,263)
CASH, BEGINNING OF YEAR	351,551
CASH, END OF YEAR	$ 313,288

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ 54,493

See Notes to Financial Statements

(1) Company operations and summary of significant accounting policies

Nature of operations - ***Peacock, Hislop, Staley & Given, Inc.*** (the "Company") is incorporated in the state of Arizona. The Company is a full service broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investors Protection Corporation (SIPC). The Company also offers underwriting services for municipal debt securities and corporate debt and equity securities. The Company is a wholly-owned subsidiary of Tumacacori Holdings Inc. These financial statements include the accounts of the Company only. The Company is headquartered in Phoenix, Arizona and provides services to customers throughout the United States.

The significant accounting policies followed by the Company are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Accounts receivable and payable for security transactions are recorded net on the statement of financial condition. Consulting and advisory fees and commissions are recognized when there is persuasive evidence of an arrangement, services have been provided to the customer, fees are fixed or determinable and collectibility is reasonably assured. These fees are primarily from merger and acquisition services and financial restructuring advisory services. Trading profits and underwriting include gains, losses, and fees (net of syndicate expenses) arising from securities offerings in which the Company acts as an underwriter or agent. Trading profits and underwriting profits are recorded on the trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash - Cash includes cash held in checking and savings accounts. Cash deposits are insured in limited amounts by the Federal Deposit Insurance Corporation (FDIC).

Receivables - Receivables from clearing broker represent amounts due from a clearing organization that the Company utilizes to execute their trading transactions. Professional fees from customers represent amounts due from customers relating to consulting and advisory transactions. Receivables are stated at the amount management expects to collect. Management considers receivables from the clearing broker to be collectible in full and, accordingly, an allowance for doubtful accounts is not considered necessary.

Property and equipment - Property and equipment is carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years. Repairs and maintenance are charged to expense and renewals and betterments are capitalized.

(1) Company operations and summary of significant accounting policies (continued)

Impairment of long-lived assets - The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charges were recorded for the year ended December 31, 2007.

Recent pronouncements - During September 2006, the FASB issued SFAS 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS 157 does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effects, if any, that adoption of this pronouncement may have on the financial statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*. SFAS 159 provides companies with an option to measure, at specified election dates, certain financial instruments at fair value that are not currently measured at fair value. A company that adopts SFAS 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effects, if any, that adoption of this pronouncement may have on the financial statements.

Income taxes - The Company has elected, by consent of its stockholder, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company generally does not pay corporate income taxes on its taxable income. Instead, the stockholder is liable for income taxes on the Company's taxable income.

Customer transactions - The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15.0 to 1.0. At December 31, 2007, the Company had net capital of $1,777,725, which was $1,527,725 in excess of its minimum required net capital. The aggregate-indebtedness-to-net-capital ratio was 0.42 to 1.0

(3) Securities owned and securities sold, but not yet purchased

Marketable securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned Marketable	Owned, Not Readily Marketable	Sold, But Not Yet Purchased
State and municipal obligations	$ 855,094	$ -	$ -
Unit investment trusts	1,989,437	-	275,545
Equity securities	907	-	-
Investment account	26,995	-	-
Total securities owned and securities sold, but not yet purchased	$ 2,872,433	$ -	$ 275,545

Securities not readily marketable would include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Such securities are recorded at cost.

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect account balances and the amounts reported in the accompanying financial statements.

(4) Property and equipment

Property and equipment consists of:

Cost:	
Equipment	$ 234,961
Furniture	164,433
Leasehold improvements	163,705
Computer software	139,333
Computer equipment	122,066
Automobiles	62,791
Total cost	887,289
Accumulated depreciation and amortization	(762,437)
Net property and equipment	$ 124,852

Depreciation and amortization expense charged to operations was $47,584 for the year.

The Company has a capital lease for telephone equipment that expires in September 2008. The cost recorded for the telephone equipment was equal to the present value of the minimum lease payments and totaled $46,457. Amortization of the telephone equipment is included in depreciation and amortization expense. Accumulated amortization on the telephone equipment was $16,039 at December 31, 2007.

(5) Capital lease obligation

The Company leases equipment under a capital lease. The lease expires in September 2008, and the interest rate imputed in the lease is 9.9%. The Company has one additional lease payment of $11,499 due in 2008. The interest associated with this lease payment is $1,138.

(6) Profit sharing plan

The Company has a profit sharing plan covering substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors. During the year the Company contributed $400,683 to the plan, of which $132,965 is included in accrued expenses in the accompanying statement of financial condition.

(7) Leases

The Company leases its office facilities and office equipment under operating lease agreements that expire at various times through November 2010. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year are:

Years Ending December 31,	
2008	$ 360,231
2009	363,927
2010	300,448
2011	423
Total minimum future lease payments	$ 1,025,029

No renewal options are provided for in the leases. In the normal course of business, operating leases are generally renewed or replaced by other leases. Total rental expense under operating leases with a term in excess of one month was $406,598 for the year.

The Company accounts for rent expense of the office space on a straight-line basis over the lease term. Differences between the amounts paid and amounts expensed are accounted for as deferred rent in the accompanying statement of financial condition.

(8) Commitments and contingencies

The Company is subject to various claims and legal actions in the normal course of business. In the opinion of management, based upon current facts and circumstances and advice from legal counsel, these matters are not expected to have a material effect on the financial condition of the Company.

(9) Concentrations of credit risk

As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTAL INFORMATION

PEACOCK, HISLOP, STALEY & GIVEN, INC.

SUPPLEMENTAL INFORMATION

December 31, 2007

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Stockholder's equity		$ 2,158,763
Less nonallowable assets:		
Petty cash	$ 600	
Commissions and fees receivable from customers	-	
Other receivables	1,361	
Prepaid expenses and deposits	48,732	
Property and equipment, net	124,852	
Total nonallowable assets		175,545
Net capital before haircuts on security positions		1,983,218
Less: Haircuts on securities		205,493
Net capital		1,777,725
Less: Minimum net capital required		250,000
EXCESS NET CAPITAL		$ 1,527,725
AGGREGATE INDEBTEDNESS - LIABILITIES		$ 746,510
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.42

See Independent Auditor's Report

PEACOCK, HISLOP, STALEY & GIVEN, INC.

SUPPLEMENTAL INFORMATION

December 31, 2007

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 17a-5(d)-(4)

NET CAPITAL AS REPORTED ON FORM X-17A-5	$	2,158,763
POST CLOSING ADJUSTMENTS: None		-
NET CAPITAL AS REPORTED ON COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	$	2,158,763
AGGREGATE INDEBTEDNESS AS REPORTED ON FORM X-17A-5	$	746,510
POST CLOSING ADJUSTMENTS: None		-
AGGREGATE INDEBTEDNESS AS REPORTED ON COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	$	746,510

See Independent Auditor's Report

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

To the Board of Directors and Stockholder of

PEACOCK, HISLOP, STALEY & GIVEN, INC.

In planning and performing our audit of the financial statements of ***Peacock, Hislop, Staley & Given, Inc.*** (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Peacock, Hislop, Staley and Given, Inc. taken as a whole.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Peacock, Hislop, Staley and Given, Inc.'s ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phoenix, Arizona
February 22, 2008

Mayer Hoffman McCann P.C.

END